上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2007 JAN -3 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/06

29th December 2006

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07020042

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of the announcement dated 28th December 2006 in respect of the connected transactions pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
JAN 08 2007
THOMSON FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

dlw 1/5

M:\Kylie\Letter\Letter Format (10)\Ltr to SEC (ADR).doc

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED
2007 JAN -3 P
OFFICE OF INTERNATIONAL CORPORATE FINANCE

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

CONNECTED TRANSACTIONS (1) CONTRIBUTIONS OF ADDITIONAL CAPITAL TO GUANGDONG TECHPOOL BIOCHEM PHARMA CO. LTD. (2) TRANSFERS OF INTEREST IN CHANGZHOU TECHPOOL PHARMACEUTICAL CO. LTD.

(1) Contributions of additional capital to Guangdong Techpool

On 28th December 2006, SI Pharmaceutical, a subsidiary of the Company, agreed to contribute additional capital of RMB30,069,600 to Guangdong Techpool by subscribing for 13,668,000 new shares in Guangdong Techpool at RMB2.2 per share. Guangzhou Bopu agreed to contribute additional capital of RMB28,890,400 to Guangdong Techpool by subscribing for 13,132,000 new shares in Guangdong Techpool at RMB2.2 per share.

Guangdong Techpool is a subsidiary of the Group held by SI Pharmaceutical as to 48.15% and by Huarui Investments as to 2.85% (together amounting to 51%). Huarui Investments is a subsidiary of SI Pharmaceutical which itself is a subsidiary of the Company. As Mr. Fu Heliang, one of the directors of Guangdong Techpool and his associate (Guangzhou Bopu which is controlled by Mr. Fu Heliang) are currently holding approximately 39.18% shareholding in Guangdong Techpool, Guangdong Techpool is an associate of a connected person of the Company. Guangzhou Bopu is a substantial shareholder of Guangdong Techpool, and is a connected person of the Company.

(2) Transfers of interest in Changzhou Techpool

Pursuant to the Transfer Agreement (1) entered into on 28th December 2006, Techpool International (a subsidiary of the Group) shall transfer its 69.63% interest in Changzhou Techpool at a consideration of RMB71,000,000 to Guangdong Techpool. Pursuant to the Transfer Agreement (2), the signing of which has been approved by the board of SI Pharmaceutical, Famerise shall transfer its 25.82% interest in Changzhou Techpool at a consideration of HK$26,000,000 to Shanghai United, a subsidiary of SI Pharmaceutical and a subsidiary of the Group.

Guangdong Techpool is a subsidiary of the Group and also a connected person of the Company as mentioned above. Famerise being a substantial shareholder of Changzhou Techpool, a subsidiary of the Group, is a connected person of the Company.

Each of the contributions of additional capital by SI Pharmaceutical and by Guangzhou Bopu to Guangdong Techpool, and each of the above transfers of equity interest in Changzhou Techpool under the Transfer Agreement (1) and the Transfer Agreement (2) constitutes a connected transaction of the Company under the Listing Rules, and is subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under the Listing Rules as the applicable percentage ratios exceed 0.1% but are less than 2.5%.

(1) CONTRIBUTIONS OF ADDITIONAL CAPITAL TO GUANGDONG TECHPOOL

Guangdong Techpool is a joint stock limited company established under the laws of the PRC with a registered capital comprising RMB53,200,000 divided into 53,200,000 shares of RMB1.00 each. Guangdong Techpool is a subsidiary of the Group held by SI Pharmaceutical as to 48.15% and by Huarui Investments as to 2.85% (together amounting to 51%). Huarui Investments is a subsidiary of SI Pharmaceutical which itself is a subsidiary of the Company.

Currently, Mr. Fu Heliang and Guangzhou Bopu (a company controlled by Mr. Fu Heliang) together holds approximately 39.18% shareholding in Guangdong Techpool. The total issued shares in Guangdong Techpool are currently held by its shareholders in the following manner:–

Name of shareholder	No. of shares held	Percentage shareholding
SI Pharmaceutical	25,615,800	48.15%
Huarui Investments	1,516,200	2.85%
Guangzhou Bopu	20,577,000	38.68%
Fu Heliang	266,000	0.50%
廣州科技風險投資有限公司	5,225,000	9.82%
Total	53,200,000	100%

On 22nd December, 2006, Guangzhou Bopu agreed to transfer a total of approximately 28.68% shareholding to certain individual transferees, which is subject to approval by the relevant PRC government authorities. After the approval of such transfers has been obtained and prior to the increase of capital as described below, the total issued shares in Guangdong Techpool held by the following shareholders will be as set out below:

Name of shareholder	No. of shares held	Percentage shareholding
SI Pharmaceutical	25,615,800	48.15%
Huarui Investments	1,516,200	2.85%
Guangzhou Bopu	5,320,000	10.00%
Fu Heliang	9,580,000	18.01%
廣州科技風險投資有限公司	5,225,000	9.82%
Other individual shareholders	5,943,000	11.17%
Total	53,200,000	100%

Pursuant to a proposal to increase the registered capital of Guangdong Techpool from RMB53,200,000 to RMB80,000,000, on 28th December 2006 SI Pharmaceutical and Guangzhou Bopu agreed to subscribe for new shares in Guangdong Techpool as follows:–

1. SI Pharmaceutical shall subscribe for 13,668,000 new shares of RMB1.00 each in Guangdong Techpool in cash at RMB2.2 per share; and

2. Guangzhou Bopu shall subscribe for 13,132,000 new shares of RMB1.00 each in Guangdong Techpool in cash at RMB2.2 per share.

The subscription price of RMB2.2 per share is determined on the basis on the audited net asset value of Guangdong Techpool as at 31st December 2005 of RMB1.94 per share plus a premium of 13.40%. Such subscription price will be payable by SI Pharmaceutical and Guangzhou Bopu within 15 days from the effective date of the board resolution of SI Pharmaceutical.

The shareholding structure of Guangdong Techpool immediately after the completion of the above subscriptions for new shares is set out below:–

Name of shareholder	No. of shares held	Percentage shareholding
SI Pharmaceutical	39,283,800	49.10%
Huarui Investments	1,516,200	1.90%
Guangzhou Bopu	18,452,000	23.06%
Fu Heliang	9,580,000	11.98%
廣州科技風險投資有限公司	5,225,000	6.53%
Other individual shareholders	5,943,000	7.43%
Total	80,000,000	100%

Information on Guangdong Techpool

Guangdong Techpool is principally engaged in research, development, manufacture and sale of bio-pharmaceuticals.

Financial information

The audited profit before taxation and minority interests and the audited profit after taxation and minority interests of Guangdong Techpool for the two years ended 31st December 2005, which were prepared in accordance with the general accepted accounting principles in the PRC, were as follows:–

	Year ended 31st December	
	2005	**2004**
	RMB	*RMB*
Profit before taxation and minority interests	27,449,554	23,069,402
Profit after taxation and minority interests	23,133,176	20,034,491

The audited net asset value and the total asset value of Guangdong Techpool as at 31st December 2005 amounted to approximately RMB103,460,919 (equivalent to approximately HK$101,432,274) and approximately RMB216,994,761 (equivalent to approximately HK$212,739,962) respectively.

The audited turnover of Guangdong Techpool for the year ended 31st December 2005 amounted to approximately RMB172,311,002 (equivalent to approximately HK$168,932,355).

Connected transactions

Guangzhou Bopu is a substantial shareholder of Guangdong Techpool, a subsidiary of the Group, and is accordingly a connected person of the Company. As Mr. Fu Heliang, one of the directors of Guangdong Techpool and his associate (Guangzhou Bopu which is controlled by Mr. Fu Heliang) are currently holding approximately 39.18% interest in Guangdong Techpool, Guangdong Techpool is an associate of a connected person of the Company.

Each of the above contributions of capital by SI Pharmaceutical (a subsidiary of the Group) and by Guangzhou Bopu respectively to Guangdong Techpool constitutes a connected transaction of the Company under the Listing Rules, and is subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under the Listing Rules as the applicable percentage ratios exceed 0.1% but are less than 2.5%.

(2) TRANSFERS OF INTEREST IN CHANGZHOU TECHPOOL

Transfer Agreement (1)

Date : 28th December 2006

The Parties

(a) Guangdong Techpool (as the transferee);

(b) Techpool International (as the transferor);

(c) Famerise (as a present shareholder of Changzhou Techpool); and

(d) Changzhou Hutang (as a present shareholder of Changzhou Techpool).

Interests to be transferred

Under the Transfer Agreement (1), Techpool International has agreed to transfer its 69.63% interest in Changzhou Techpool to Guangdong Techpool at a consideration of RMB71,000,000. The consideration for such transfer shall be paid by Guangdong Techpool to Techpool International in cash in the following manner:–

(i) the first installment of RMB21,000,000 shall be paid within 10 working days from the date the Transfer Agreement (1) takes effect;

(ii) the second installment of RMB25,000,000 shall be paid within 30 working days from the date the Transfer Agreement (1) takes effect; and

(iii) the balance of RMB25,000,000 shall be paid within 45 working days from the date the Transfer Agreement (1) takes effect.

The Transfer Agreement (1) shall take effect upon its approval by resolution of the board of directors of Changzhou Techpool and by the original foreign investment approval authority in the PRC.

Famerise and Changzhou Hutang as the other existing shareholders of Changzhou Techpool entered into the Transfer Agreement (1) to give their consents to the above transfer of equity interest in Changzhou Techpool.

Transfer Agreement (2)

The board of directors of SI Pharmaceutical has resolved on 28th December 2006 to approve the signing of the Transfer Agreement (2) by Shanghai United, pursuant to which Famerise shall transfer its 25.82% interest in Changzhou Techpool to Shanghai United. Shanghai United is a subsidiary of SI Pharmaceutical and a subsidiary of the Group.

The Parties

(a) Shanghai United, a subsidiary of the Group (as the transferee); and

(b) Famerise (as the transferor).

Interests to be transferred

Under the Transfer Agreement (2), Famerise shall agree to transfer its 25.82% interest in Changzhou Techpool to Shanghai United at a consideration of HK$26,000,000. The consideration for such transfer shall be paid by Shanghai United to Famerise in cash within 10 working days from the date the Transfer Agreement (2) takes effect.

The Transfer Agreement (2) after signing shall take effect upon its approval by resolution of the board of directors of Changzhou Techpool and by the original foreign investment approval authority in the PRC.

Consideration

The respective consideration under the Transfer Agreement (1) and the Transfer Agreement (2) was based on the original purchase price of RMB71,000,000 paid by Techpool International for its acquisition of 69.63% equity interest in Changzhou Techpool which was completed on 31st December 2005.

Information on Changzhou Techpool

Changzhou Techpool is principally engaged in research, development, manufacture and sale of raw and finished biochemical pharmaceuticals.

Share capital

Changzhou Techpool has a total registered share capital of RMB66,000,000 (equivalent to approximately HK$64,705,882). The total registered capital of Changzhou Techpool is held by the following shareholders in the following manner:–

Name of shareholder	Amount of registered capital *RMB*	Percentage shareholding
Techpool International (a subsidiary of the Group)	45,961,600	69.63%
Famerise	17,038,400	25.82%
Changzhou Hutang	3,000,000	4.55%

Guangdong Techpool also entered into an agreement with Changzhou Hutang on 28th December 2006 to acquire its 4.55% interest in Changzhou Techpool. Immediately following the completion of such transfer of equity interest and the transfers pursuant to the Transfer Agreement (1) and the Transfer Agreement (2), the shareholding structure of Changzhou Techpool will be as follows:–

Name of shareholder	Amount of registered capital *RMB*	Percentage shareholding
Guangdong Techpool	48,961,600	74.18%
Shanghai United	17,038,400	25.82%

Changzhou Techpool is a subsidiary of the Group held through Techpool International as to 69.63%. After completion of the above transfers, the entire equity interest in Changzhou Techpool will be held by the Group through its subsidiaries, Guangdong Techpool and Shanghai United.

Financial information

The audited loss before taxation and minority interests and the audited loss after taxation and minority interests of Changzhou Techpool for the two years ended 31st December 2005, which were prepared in accordance with the general accepted accounting principles in the PRC, were as follows:–

	Year ended 31st December	
	2005	**2004**
	RMB	*RMB*
		(As adjusted)
Loss before taxation and minority interests	736,330	28,183
Loss after taxation and minority interests	736,330	677,799

The audited net asset value and the total asset value of Changzhou Techpool as at 31st December 2005 amounted to approximately RMB58,054,336 (equivalent to approximately HK$56,916,016) and approximately RMB112,212,506 (equivalent to approximately HK$110,012,261) respectively.

The audited turnover of Changzhou Techpool for the year ended 31st December 2005 amounted to approximately RMB67,514,967 (equivalent to approximately HK$66,191,144).

Connected transactions

Guangdong Techpool is a connected person of the Company as mentioned above. The transaction under the Transfer Agreement (1) between Guangdong Techpool and Techpool International (a subsidiary of the Group) constitutes a connected transaction of the Company. Famerise being a substantial shareholder of Changzhou Techpool, a subsidiary of the Group, is a connected person of the Company. The transaction under the Transfer Agreement (2) between Famerise and Shanghai United also constitutes a connected transaction of the Company.

Each of the Transfer Agreement (1) and the Transfer Agreement (2) is subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under the Listing Rules as the applicable percentage ratios exceed 0.1% but are less than 2.5%.

The Directors (including the independent non-executive Directors) consider that each of the above contributions of capital by SI Pharmaceutical and by Guangzhou Bopu respectively to Guangdong Techpool, the Transfer Agreement (1) and the Transfer Agreement (2) were entered into on normal commercial terms after arm's length negotiations and they are fair and reasonable so far as the Company and the Shareholders taken as a whole are concerned.

REASONS FOR AND THE BENEFITS OF THE CONTRIBUTIONS OF ADDITIONAL CAPITAL TO GUANGDONG TECHPOOL AND THE TRANSFERS OF INTEREST IN CHANGZHOU TECHPOOL

In accordance with the development plan of SI Pharmaceutical, it intends to devote more support to Guangdong Techpool as its key enterprise for biopharmaceutical business. This will further optimize the shareholding structure and the industry chain that provides strong support to the new drug research and development as well as international cooperation of Guangdong Techpool. Currently, Changzhou Techpool is the only raw material supplier of Guangdong Techpool. Through consolidating the control in raw material supply of Guangdong Techpool, and further enhancing the role of Techpool International in international cooperation, the shareholding relationship of Techpool group of companies is thus optimized. The control of the Company over its business segments will be strengthened. In the meantime, an integrated industry chain will be established. It is intended through steps such as contribution of additional capital to Guangdong Techpool and acquisition of equity interest in Changzhou Techpool the shareholding structure will be rationalized and streamlined. Guangdong Techpool will be developed into an integrated production enterprise producing a full range of products from raw materials to finished pharmaceuticals, and ultimately will become a company specialising in biochemical pharmaceuticals jointly held by SI Pharmaceutical and the management team. This will facilitate the development of Guangdong Techpool accordingly.

GENERAL

The Company and its subsidiaries are principally engaged in the businesses of infrastructure facilities, medicine, consumer products and information technology.

Guangzhou Bopu is principally engaged in research, development of biochemical pharmaceuticals and technical consulting services.

Famerise is an investment holding company.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

"associate"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Changzhou Hutang"	Changzhou Wujinhutang Group Assets Management Co.* (常州市武進湖塘集體資產經營公司), a corporate established under the laws of the PRC and a shareholder of Changzhou Techpool
"Changzhou Techpool"	Changzhou Techpool Pharmaceutical Co. Ltd.* (常州天普製藥有限公司), a limited liability company established under the laws of the PRC, which is a subsidiary of the Group owned by Techpool International as to approximately 69.63%
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange
"Director(s)"	director(s) of the Company
"Famerise"	Famerise Group Limited, a company incorporated in the British Virgin Islands and a substantial shareholder of Changzhou Techpool
"Fu Heliang"	Fu Heliang (傅和亮), a substantial shareholder and director of Guangdong Techpool and the controlling shareholder of Guangzhou Bopu
"Group"	the Company and its subsidiaries from time to time
"Guangdong Techpool"	Guangdong Techpool Biochem Pharma Co. Ltd.* (廣東天普生化醫藥股份有限公司), a limited liability company established under the laws of the PRC and a subsidiary of the Group owned by SI Pharmaceutical as to 48.15% and by Huarui Investments as to 2.85%
"Guangzhou Bopu"	Guangzhou Bopu Bio-Technology Co. Ltd.* (廣州市博普生物技術有限公司), a limited liability company established under the laws of the PRC and a substantial shareholder of Guangzhou Techpool, which is controlled by Mr. Fu Heliang
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Huarui Investments"	上海華瑞投資股份有限公司, a subsidiary of SI Pharmaceutical.
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Shanghai United"	Shanghai United International Ltd., a company incorporated under the laws of Hong Kong and owned by SI Pharmaceutical as to 99.98%
"SI Pharmaceutical	Shanghai Industrial Pharmaceutical Investment Co. Ltd.上海實業醫藥投資股份有限公司 (formerly known as Shanghai Industrial United Holdings Co. Ltd. 上海實業聯合集團股份有限公司), a joint stock limited liability company established under the laws of the PRC which is a subsidiary of the Company listed on A Shares Market of the Shanghai Stock Exchange (stock code: 600607)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Techpool International"	Techpool International Pharmaceutical Co. Ltd.* (廣州天普海外藥業有限公司), a sino-foreign equity joint venture and a subsidiary of the Group owned by Shanghai United as to 67.62%
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent

For the purposes of this announcement, the exchange rate at HK$1 = RMB1.02 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 28th December 2006

* The English name is an informal English translation of its official Chinese name.

As at the date of this announcement, the board of Directors of the Company comprises eight executive Directors, namely, Mr. CAI Lai Xing, Mr. CAI Yu Tian, Mr. QU Ding, Mr. LU Ming Fang, Mr. DING Zhong De, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three independent non-executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

Please also refer to the published version of this announcement in South China Morning Post.